NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2007

(Stated in Canadian Dollars)

Unaudited - Prepared by Management

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT AUGUST 31, 2007

ASSETS
	Aug. 31,	Aug. 31,	May 31,
	2007	2006	2007
	Unaudited	Unaudited	Audited
Current Assets:	$	$	$
Cash	85,048	21,377	2,947
Amounts receivable	92,677	96,888	12,515
Prepaid expenses	12,018	6,977	6,773
	189,743	125,242	22,235
Investments (Note 3)	4,026	4,026	4,026
Equipment (Note 4)	16,273	15,051	17,269
Gas Wells (Note 5)	280,131	207,506	287,936
Mineral Property Interests (Note 6)	237,577	197,422	231,086
Deferred Expenditures:
Exploration and development (Note 6)	3,003,614	2,870,505	2,999,743
	3,731,364	3,429,432	3,562,295

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Accounts payable and accrued liabilities	84,886	11,605	128,098
Advances from related parties (Note 8)	144,103	90,803	172,180
	228,989	102,408	300,278
Share Capital - Issued (Note 9)	11,228,688	10,624,401	10,839,258
Subscriptions Received	-	69,972	70,000
Contributed Surplus	285,754	169,401	285,754
Deficit	(8,012,067)	(7,536,457)	(7,932,995)
	3,502,375	3,327,024	3,262,017
	3,731,364	3,429,432	3,562,295
Contingencies and Commitments (Note 10)

Approved by the Directors:
“John Robertson” John Robertson	“Jennifer Lorette”	Jennifer Lorette

Contingencies and Commitments (Note 10)

Approved by the Directors:

“John Robertson”	John Robertson	“Jennifer Lorette”	Jennifer Lorette

Unaudited – Prepared by Management

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED AUGUST 31, 2007

		Three Months Ended August 31,
		2007		2006
		Unaudited		Unaudited
	$		$
Revenue:
Oil and gas income		6,419		6,661
Expenses:
Publicity, promotion and investor relations		5,503		23,672
Management and directors fees		12,187		18,681
Secretarial fees		-		8,188
Office supplies, telephone and courier		5,957		7,405
Auto, travel and entertainment		6,313		6,554
Employee benefits		999		2,903
Legal fees		9,393		2,089
Audit, accounting and consulting		7,600		1,650
Office rent and utilities		3,111		1,420
Transfer agent fees		938		838
Filing fees and electronic data services		25,556		500
Foreign exchange loss (gain)		(2,636)		181
Bank charges and other interest		206		163
Interest income		(13)		(356)
Oil and gas production, royalties and other		1,576		783
Depletion of gas wells		7,804		-
Amortization of equipment		997		992
		85,491		79,663

Net Income (Loss) for the Period		(79,072)		(69,002)

EARNINGS (LOSS) PER SHARE		(0.002)		(0.002)

Weighted Average Number of Shares Outstanding		40,869,966		39,468,188

Unaudited – Prepared by Management

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTHS ENDED AUGUST 31, 2007

	Three Months Ended August 31,
	2007	2006
	Unaudited	Unaudited
	$	$

Deficit - Beginning of Period	(7,932,995)	(7,467,455)

Add: Net Income (Loss) for the Period	(79,072)	(69,002)

Deficit - End of Period	(8,012,067)	(7,536,457)

Unaudited – Prepared by Management

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31, 2007

	Three Months Ended August 31,
	2007	2006
	Unaudited	Unaudited
	$	$
Operating Activities:
Revenue receipts	6,030	5,269
Interest income receipts	13	356
Receipts from goods and services sales taxes	-	3,828
Payments to suppliers for goods and services	(210,253)	(86,309)
Cash Flows (Used) by Operating Activities	(204,210)	(76,856)

Financing Activities:
Share capital issued for cash	324,750	-
Advances from (to) related parties	(28,077)	4,708
Cash Flows from Financing Activities	296,673	4,708

Investing Activities:
Purchase of gas well interest	-	(106,261)
Purchase of mineral property interest	(6,491)	(7,186)
Exploration and development payments	(3,871)	(2,664)
Cash Flows (Used) by Investing Activities	(10,362)	(116,111)
Increase (Decrease) in Cash for the Period	82,101	(188,259)
Cash (Deficiency) at Beginning of Period	2,947	209,636

Cash (Deficiency) at End of Period	85,048	21,377

Unaudited – Prepared by Management

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 79,072 in the period ended August 31, 2007 (2006 - $ 69,002). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

[a] Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests.

[b] Equipment
The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

[c]	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured activities, the accounts reflect only the Company’s proportionate interest in such activities.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

		i)	If property sold outright - costs written off entirely against proceeds.
		ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
v)	If property abandoned - costs written off entirely.
e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)	Foreign Exchange Translations
The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:
	i)	Monetary items at the rate prevailing at the balance sheet date.
	ii)	Non-monetary items at the historical exchange rate.
	iii)	Revenue and expense at the average rate in effect during the year.
Gains or losses arising on translation are included in the consolidated statements of operations.
g)	Investments

The Company accounts for its investments in companies subject to significant influence on the equity method. Under the equity method, the pro-rata share of the investee’s earnings is recorded as income and added to the carrying value of the investments shown on the consolidated balance sheet. Dividends received are considered as a return of capital and are accordingly deducted from the carrying value of the investment.

The Company's investments in companies that are not subject to significant influence are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

h)	Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company=s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the periods ended August 31, 2007 and 2006 and year ended May 31, 2007 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 - AStock Base Compensation and Other Stock Based Payments~= to account for stock based transactions with officer, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight line bases over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. As at August 31, 2007, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities
The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.
p)	Comparative Figures
Certain comparative figures have been reclassified to conform with the current year=s presentation.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

3.	INVESTMENTS

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 2,516Cdn. at August 31, 2007 (2006 - $6,490).

	August 31,	August 31,
	2007	2006
Linux Gold Corp.
15,880 shares at cost	4,026	4,026

4.	EQUIPMENT

	2007	2006
Furniture and fixtures - at cost	27,010	21,237
Less: Accumulated amortization	(16,665)	(13,226)
	11,345	8,011
Automotive equipment - at cost	15,531	15,531
Less: Accumulated amortization	(10,603)	(8,491)
	4,928	7,040
	16,273	15,051

5.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc. (formerly IAS Communications, Inc.), a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company has first refusal rights to participate in up to 21 future wells, which expires in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006. As there has been no determination as to the gas reserves done on any of the wells, the wells are being depleted straight-line over 10 years, which is their estimated pay-out term.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

5.	OIL AND GAS WELL INTERESTS (Continued)

	August 31,
	2007	2006

Ken Lee #1 – at cost	$103,045	$103,045
Less: Accumulated depletion	(12,880)	-
	90,165	103,045

Elvis Farris #2 – at cost	104,461	104,461
Less: Accumulated depletion	(11,318)	-
	93,143	104,461

Clarence Bright #1 – at cost	104,673	-
Less: Accumulated depletion	(7,850)	-
	96,823	-

	$280,131	$207,506

6.	MINERAL PROPERTY INTERESTS

	Balance	Changes	Balance	Changes	Balance

PROPERTY COSTS:	May 31/06	2007	May 31/07	In Quarter	Aug 31/07
Silverknife	1		1		1
Fish Creek	33,538	16,000	49,538		33,538
Gold Hill	-	34,231	34,231	6,491	40,722
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	(9,381)	-	-	-

	190,236	40,850	231,086	6,491	237,577

A.	SILVERKNIFE, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

6.	MINERAL PROPERTY INTERESTS (Continued)

	B.	FISH CREEK, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% Net Royalty Interest until the Company pays $2,139,200 ($2,000,000 US).

	C.	GOLD HILL, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits royalty to the vendors, for the following considerations:

a)	$ 5,655 ($ 5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days: (done)
b)	$ 6,000 US per quarter thereafter, (all payments have been made)
c)	must complete a $ 50,000 US first phase exploration program conducted by the Vendors,
d)	$ 250,000 US per year upon commencement of production

A further 16 unpatented adjacent claims were registered 100% in the Company=s name for $ 3,526 ($ 3,054 US).

D.	WEST RIDGE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company, earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company has been conducting an exploration program over the past few years.

E.	GIL VENTURE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims. Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration work on this property during the past years and hopes to go into production in the next few years. The Company’s 20% share of expenses, amounted to $ 111,127 ($ 98,916 US) in the May, 2006 year. No expenditures were made in the 2007 fiscal year. Additional cash calls are expected in the 2008 year.

F.	STEPOVICH LEASE, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the lease; accordingly mineral property cost of $9,381 and exploration costs of $1,000 were written off during the 2007 fiscal year.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

6.	MINERAL PROPERTY INTERESTS (Continued) Deferred Exploration Expenditures

	Three Months Ended
	2007	2006
	$	$
Fish Creek Claims: (Joint Venture)
Maps, insurance and property tax	316	1,045
	316	1,045
Gold Hill Claims:
Drilling and auger	2,231	-
Work assessment and assays	1,324	1,619
	3,555	1,619
Exploration and Development for the Period	3,871	2,664

Exploration and Development at Beginning of Period	2,999,743	2,867,841

Exploration and Development at End of Period	3,003,614	2,870,505

7.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of August 31 are as follows:

	2007	2006
Non-capital losses carry forwards	$838,000	$804,000
Equipment	17,000	16,000
Resource deductions	482,000	474,000
	1,337,000	1,294,000
Valuation allowance	(1,337,000)	(1,294,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2007	2006
Statutory tax rate	34%	34%
Income tax recovery at statutory rate	$(157,700)	$(148,300)
Temporary differences	9,800	25,400
Permanent differences	36,100	2,900
Effect of change in tax rate	-	51,700
Tax benefits not recognized	111,800	68,300
	$-	$-

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Information
For the Three Months Ended August 31, 2007

7.	INCOME TAXES (Continued)

The Company has non-capital losses of approximately $2,456,000 (2006 - $2,356,000), which expire over the years 2008 to 2027. The Company also has cumulative exploration expenses in the amount of $1,926,000 (2006 - $1,688,000) in Canada, which can be carried forward indefinitely.

8.	ADVANCES FROM RELATED COMPANIES

	August 31,	August 31,
	2007	2006
Access Information Systems	6,000	-
Information Highway.com	5,566	-
International Diamond Syndicate Ltd.	(1)	(1)
JGR Petroleum, Inc.	44,564	22,584
John Robertson	18,739	-
Linux Gold Corp.	43,381	20,934
Rainbow Network	25,426	22,576
REGI US, Inc.	428	-
SMR Investments Ltd.	-	24,710

	144,103	90,803

Advances from related companies bear no interest and have no fixed repayment terms.

9.	SHARE CAPITAL

Authorized Share Capital consists of:

100,000,000 voting common shares with no par value 5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS
		$	$
Balance, May 31, 2006	39,468,188	10,624,107	169,401

Shares issued for mineral properties (a)	100,000	16,000	-
Private placement (b)	1,194,340	179,151	-
Private placement warrants exercised (c)	100,000	20,000	-
Stock based compensation	-	-	116,353

	1,394,340	215,151	116,353

Balance, May 31, 2007	40,862,528	10,839,258	285,754

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

9.	SHARE CAPITAL (Continued) Issued Share Capital – Common

	NUMBER OF		CONTRIBUTED

	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2007	40,862,528	10,839,258	285,754

Private placement (d)	2,715,000	407,250	-
Private placement warrants exercised	-	-	-
Share issue costs	-	(17,820)	-
Stock based compensation	-	-	-
	2,715,000	389,430	-

Balance, August 31, 2007	43,577,528	11,228,688	285,754

a)	On February 14, 2007, 100,000 common shares were issued at $0.16 per share to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

b)

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

c)	On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

d)

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share and in the second year for $0.25 per share.

On June 29, 2006, a consultant was granted stock options to purchase up to 25,000 common shares at a price of $0.30 per share for five years, which were repriced on May 8, 2007 to $0.15.

On November 2, 2006, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.18 per share for five years.

On April 22, 2007, 1,590,000 stock options expired unexercised.

On April 24, 2007, 1,600,000 directors’ stock options were granted at a price of $0.15 per share expiring April 24, 2012.

On May 8, 2007, approval was granted to reprice 50,000 employees’ stock options from $0.40 to $0.15 and extend the exercise date from December 16, 2007 to April 24, 2012; and 50,000 directors’ stock options were repriced from $0.35 to $0.15 with the exercise date unchanged, subject to shareholder approval.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

9.	SHARE CAPITAL (Continued) Outstanding Commitments to Issue Shares

At August 31, 2007, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER OF		EXPIRY
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,094,340	$0.20	April 11, 2008
Private placement warrants	1,324,000	$0.35	May 17, 2008
Private placement warrants	2,715,000	$0.20/0.25	Aug. 30, 2008/2009
Consultants options	75,000	$0.40	March 4, 2008
Consultants options	112,500	$0.20	October 20, 2008
Consultants options	300,000	$0.45	November 13, 2008
Directors options	50,000	$0.15	March 5, 2009
Consultants options	250,000	$0.285	June 1, 2009
Consultants options	25,000	$0.15	June 11, 2011
Employees options	25,000	$0.18	November 2, 2011
Directors option	1,600,000	$0.15	April 24, 2012
Employees option	50,000	$0.15	April 24, 2012

	7,620,840

During the period ended August 31, 2007, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding May 31, 2006	2,177,500	$0.21
Granted	1,900,000	0.17
Exercised	Nil	-
Expired	(1,590,000)	0.15

Balance outstanding May 31 & Aug. 31, 2007	2,487,500	$0.21

The following table summarizes information about the stock options outstanding at Aug. 31, 2007:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$0.15	1,590,000.25		1,590,000
0.45	300,000	2.00	300,000
0.40	125,000	1.20	125,000
0.35	50,000	2.42	50,000
0.30	25,000	4.55	25,000
0.285	250,000	4.50	250,000
0.20	112,500	1.90	112,500
$ 0.21	2,452,500	3.50	2,452,500

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Three Months Ended August 31, 2007

9.	SHARE CAPITAL (Continued)

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 130% (2006 - 52%), weighted average risk free interest rate of 4.11% (2006 – 3.40%) and expected life of 4.5 years (2006 – 2 years).

10.	CONTINGENCIES AND COMMITMENTS

See Outstanding Commitments to Issue Shares in Note 9.

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. REGI US, Inc. Is another company with common directors, staff and office facilities.

SMR Investments Ltd., is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was charged management fees by SMR of $ 7,500 during the current period (2006 - $ 7,500).

The Company holds 15,880 shares of Linux Gold Corp., a BC public company with common directors.

During the August 31, 2007 period, directors fees of $ 3,000 (2006 - $ 3,000) were paid to J. Robertson, President of the Company; administration consulting fees of $ 500 (2006 - $ 6,000) were paid to J. Lorette, a director of the company and secretarial and consulting fees of $ Nil (2006 - $3,750) were paid to M. van Oord, a director of the company.

During the August 31, 2007 period, fees of $ 687 (2006 - $2,180) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company who has significant influence on its affairs) for administration of the Company payroll and benefit plan.

12.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. Six subscribers did not return the agreement and negotiations are proceeding to resolve this. On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

Unaudited – Prepared by Management